                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)

                          Home Financing Centers, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   43708R 10 5
                                 (CUSIP Number)

                                 Gary J. Kovner
                          Home Financing Centers, Inc.
                             112-114 Burrill Street
                           Swampscott, MA 01907-1808
                                  781-586-1992
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

                              CUSIP No. 43708R 10 5
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Gary J. Kovner
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]
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   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

          [ ]
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------- ---------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                                7 SOLE VOTING POWER

                                  13,079,700
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                                  -0-
                          ------- ---------------------------------------------

                               9 SOLE DISPOSITIVE POWER

                                  13,079,700
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  -0-
--------- ---------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,079,700
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.4%
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

                                 Page 2 of 7

                              CUSIP No. 43708R 10 5
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Item 1.   Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share, of Home Financing Centers, Inc., a
Nevada corporation (the "Company"), with its principal business address at
112-114 Burrill Street, Swampscott, MA 01907.

Item 2.   Identity and Background.

(a)       This statement is filed by Gary J. Kovner ("Kovner").

(b)       Kovner's business address is 112-114 Burrill Street, Swampscott,
          MA 01907.

(c)       Kovner is President and Chairman of the Board of the Company.

(d)       Kovner has not been convicted in a criminal proceeding
          (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Kovner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Kovner is a U.S. citizen.

                                 Page 3 of 7

                              CUSIP No. 43708R 10 5
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Item 3.   Source and Amount of Funds or Other Consideration.

Upon incorporation on May 18, 1993, Home Financing Centers, Inc., a
Massachusetts corporation, sold 100 shares of its restricted common stock having no par value to Kovner, President and Chairman of the Board, for $100.

On February 3, 2000, the Company acquired all 100 shares of the outstanding equity of Home Financing Centers, Inc., a privately-held Massachusetts corporation, from Kovner in exchange for 13,000,000 shares of the Company.
As a result of the transactions, Kovner became the controlling shareholder of the Company.

In April 2000, the Company entered into transactions by which the Company acquired approximately 97% of the outstanding capital of MAS Acquisition X Corp.
MAS Acquisition X Corp. was incorporated on October 7, 1996 in the State of
Indiana. MAS Acquisition X Corp. became a reporting company in June 1999 on voluntary basis because its primary attraction as a merger partner or acquisition vehicle will be its status as a reporting public company. MAS
Acquisition X Corp. had no material operations through February 2000. As a result of the transactions, the Company became the parent company of MAS
Acquisition X Corp., and the sole director and officer of MAS Acquisition X
Corp. resigned and appointed Kovner to serve in those positions. The Company elected to report as a successor to MAS Acquisition X Corp. under the Exchange
Act of 1934.

Kovner made certain purchases of the common stock of the Company in the open market, as described below:

     -    On January 31, 2000, he bought 500 shares at $3.00 per share.
     -    On February 3, 2000, he bought 500 shares at $3.00 per share.
     -    On February 23, 2000, he bought 500 shares at $3.00 per share.
     -    On March 2, 2000, he bought 500 shares at $3.00 per share.
     -    On March 7, 2000, he bought 200 shares at $3.00 per share.
     -    On March 13, 2000, he bought 100 shares at $3.00 per share.
     -    On March 14, 2000, he bought 200 shares at $3.00 per share.
     -    On April 6, 2000, he bought 2,000 shares at $1.25 per share.
     -    On April 13, 2000, he bought 5,000 shares at $1.25 per share.
     -    On April 18, 2000, he bought 2,000 shares at $1.00 per share.
     -    On April 19, 2000, he bought 3,000 shares at $0.80 per share.
     -    On April 20, 2000, he bought 500 shares at $1.00 per share.
     -    On May 5, 2000, he bought 500 shares at $0.625 per share.
     -    On May 31, 2000, he bought 9,000 shares at $0.875 per sharet.
     -    On July 3, 2000, he bought 5,000 shares at $0.70 per share.
     -    On July 14, 2000, he bought 1,000 shares at $0.60 per share.
     -    On July 31, 2000, he bought 1,000 shares at $0.55 per share.
     -    On October 2, 2000, he bought 4,000 shares at $0.55 per share.
     -    On October 31, 2000, he bought 3,500 shares at $0.57 per share.
     -    On December 19, 2000, he bought 12,900 shares at $0.375 per share.
     -    On December 29, 2000, he bought 2,500 shares at $0.43 per share.
     -    On January 3, 2001, he bought 2,000 shares at $0.43 per share.
     -    On January 5, 2001, he bought 500 shares at $0.43 per share.
     -    On January 10, 2001, he bought 1,000 shares at $0.43 per share.
     -    On January 22, 2001, he bought 1,000 shares at $0.49 per share.
     -    On January 24, 2001, he bought 1,000 shares at $0.625 per share.
     -    On January 30, 2001, he bought 1,000 shares at $0.625 per share.
     -    On March 7, 2001, he bought 1,000 shares at $0.30 per share.
     -    On March 26, 2001, he bought 3,000 shares at $0.33 per share.
     -    On April 12, 2001, he bought 15,000 shares at $0.31 per share.

As of April 25, 2001, Kovner owned 13,079,700 shares of common stock of the Company.

                                 Page 4 of 7

                              CUSIP No. 43708R 10 5
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Item 4.   Purpose of Transaction.

On February 2000, Kovner exchanged his 100 shares of Home Financing
Centers, Inc., a privately-held operating Massachusetts corporation, for
13,000,000 shares of the Company, a nonoperating Nevada corporation. The purpose of Kovner's acquisition of the common stock of the Company was to acquire control of the publicly-held entity.

In April 2000, the Company entered into transactions by which the Company acquired approximately 97% of the outstanding capital of MAS Acquisition X
Corp., an Indiana corporation. The purpose of the transaction was to acquire control of a publicly-held reporting entity. MAS Acquisition X Corp. became a reporting company in June 1999 on voluntary basis. As a result of the transactions, the Company became the parent company of MAS Acquisition X Corp., and the sole director and officer of MAS Acquisition X Corp. resigned and appointed Kovner to serve in those positions. Following the transaction, the
Company elected to report as a successor to MAS Acquisition X Corp. under the
Exchange Act of 1934.

From January 2000 to April 2001, Kovner made purchases in the open market of an aggregate of 79,700 shares of common stock, which represents less than one percent of the Company's outstanding capital as of April 25, 2001. The purpose of these purchases, which totals less than one percent of the Company's outstanding capital, was for investment purposes.

Kovner may make further purchases of common stock from time to time, and he may dispose of any or all of the shares of the common stock held by him at any time.

Except as set forth above in this Item 4, Kovner does not have any present plans or proposals, which would relate to or result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D. Nothing set forth above should be interpreted to preclude Kovner from making any plans or proposals which would related or result in any of the events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)       Kovner is the beneficial owner of 13,079,700 shares of common stock of the Company, which represents 69.4% of the outstanding common stock of the Company as of April 25, 2001.

(b)       Kovner has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 13,079,700 shares of common stock Kovner does not have the shared power to vote or to direct the vote of nor the shared power to dispose or to direct the disposition of any other shares of common stock.

(c)       Except as described above under Item 4, Kovner did not effect any transactions in the common stock of the Company during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

                                 Page 5 of 7

                              CUSIP No. 43708R 10 5
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Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this statement and the exhibits to this statement are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

The following exhibits are filed with this statement:

Ex. 1     Plan and Agreement of Reorganization between Home Financing Centers,
          Inc., a Nevada corporation and Home Financing Centers, Inc. a
          Massachusetts corporation.

Ex. 2     Agreement between Home Financing Centers, Inc., a Nevada corporation, and MAS Capital Inc.

                                 Page 6 of 7

                              CUSIP No. 43708R 10 5
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2001
-------------------------------
Date

/s/ Gary J. Kovner
-------------------------------
Signature

Gary J. Kovner, Individually
-------------------------------
Name/Title

                                 Page 7 of 7

                               INDEX TO EXHIBITS

Ex. 1     Plan and Agreement of Reorganization between Home Financing Centers,
          Inc., a Nevada corporation and Home Financing Centers, Inc. a
          Massachusetts corporation.

Ex. 2     Agreement between Home Financing Centers, Inc., a Nevada corporation, and MAS Capital Inc.

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EX. 1
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                    PLAN AND AGREEMENT OF REORGANIZATION

                                     BETWEEN

                          Home Financing Centers, Inc.
                             (a Nevada corporation)

                                       AND

                          Home Financing Centers, Inc.
                          (a Massachusetts corporation)

This Plan and Agreement of Reorganization is entered into this 4th day of
January 5, 2000, by and between Home Financing Centers Corporation, a Nevada corporation, hereafter referred to as "HFCI", and Home Financing Centers, Inc., a Massachusetts corporation and its shareholders, hereinafter referred to as
"HFC."

This Plan or Reorganization is within the meaning of Section 368 (a)(1)(B) of the Internal Revenue Code of 1986, as amended, HFCI will acquire from the shareholders of HFC, all of the issued end outstanding shares of HFC in return for 13,000,000 shares of the authorized but unissued shares of HFCI. HFC will then become and operate as a wholly owned subsidiary of HFCI.

                                    AGREEMENT

In order to consummate such plan of reorganization, the parties hereto, in consideration of the mutual agreements and on the basis of the representations and warranties hereafter set forth, do hereby agree, as follows:

                                    ARTICLE I

1.01. Transfer of HFC capital stock and consideration for transfer: Subject to the terms and conditions of this Agreement, each HFC shareholder shall have endorsed and delivered his or her certificate to Matthew Markin, Secretary of
HFCI, as Trustee, at the closing date, in exchange for the stated number of shares of HFCI (subject to the provisions of Section 3(a)(9) of the Securities
Act of 1933, as amended) as set forth in 1.02 below.

1.02. Consideration for transfer to HFCI: On this the closing date, subject to the terms and conditions of this Agreement, end in full consideration for the transfer and delivery to HFCI of all the issued and outstanding shares of HFC.
HFCI shall cause to be delivered by its transfer agent, 13,000,000 shares of the authorized but unissued capital stock of HFCI. Said HFCI shares shall be broken down into individual names and amounts as requested in writing by Gary J.
Kovner, authorized agent for the HFC shareholders, and when issued, such shares to be fully paid and nonassessable. Such shares shall not be free trading as they are not at this time registered or covered by any exemption. Said shares will be restricted in nature and said restriction shall be reflected on the face of all certificates included in the HFCI shares.

                                   ARTICLE II

2.01. Closing: The time of delivery by HFC stockholders of their respective shares as provided in Paragraph 1.01 of this Agreement having already taken place, said shares being held by Matthew Markin, as authorized agent, and the certificate for 13,000,000 shares as authorized by the Board of Directors of
HFCI being in hand for delivery to Gary J. Kovner as authorized agent, closing shall be effective with the signing of this Agreement. For purposes of record, closing shall be effective as of the 4th day of January, 2000, l0 a.m. Eastern
Time.

                                   ARTICLE III

3.01. Representations and Warranties by HFC:

(1) HFC is a corporation duly organized and validly existing and in good standing under the laws of the State of Massachusetts. It has all requisite corporate power and authority to carry on its business as now being conducted, to enter into this Agreement and to carry out and perform the terms and provisions of this Agreement. HFC is duly qualified, licensed, or domesticated and in good standing as a foreign corporation authorized to do business in each jurisdiction wherein the nature of its activities conducted or the character of its properties make such qualification, licensing, or domestication necessary.

(2)(a) HFC is duly and lawfully authorized by its Articles of Incorporation, to issue the shares of capital stock required by this Agreement; further, HFC has no other authorized series or class of stock. All of the outstanding shares of
HFC's capital stock have been duly issued.

(b) HFC is not presently liable on account of any indebtedness for borrowed monies, except as reflected on the Balance Sheet described in Subparagraph (4), below.

(c) There are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities, or other agreements or arrangements of any character or nature whatsoever under which HFC is or may be obligated to issue or purchase shares of its capital stock.

(3) Each HFC stockholder severally and for himself at the time of the Closing on the Closing Date will be the lawful owner of the shares of the capital stock of
HFC held in his name, free and clear of all liens, claims and encumbrances of every kind. Each stockholder has full legal right, power, and authority to sell, assign, and transfer his shares of capital stock of HFC; and the delivery of such shares to any person pursuant to the provisions of this Agreement will transfer valid title thereto, free and clear of all liens, encumbrances and claims of every kind.

(4) HFC has furnished HFCI with an unaudited Balance Sheet of HFC as of November
30, 1999, hereinafter referred to as the Balance Sheet. Such financial statement presents fairly the financial condition of HFC at such date. Specifically, but not by way of limitation, the Balance Sheet discloses all of the debts, liabilities, and obligations of any nature (whether absolute, accrued, contingent, or otherwise, and whether due or to become due) of HFC at the date thereof.

(5) HFC has not, since November 30, 1999:

(a) Incurred any obligations or liabilities, absolute, accrued, contingent, or otherwise and whether due or to become due, except current liabilities incurred in the ordinary course of business, none of which adversely affects the business or prospects of HFC;

(b) Discharged or satisfied any liens or encumbrances, or paid any obligation or liability, absolute, accrued, contingent or otherwise and whether due or to become due, other than current liabilities shown on the Balance Sheet and current liabilities incurred since the closing of business on the date of the
Balance Sheet, in each case, in the ordinary course of business;

(c) Decided or made any payment or distribution to its Stockholders or purchased or redeemed, or obligated itself to purchase or redeem, any of its shares of
Capital Stock or other securities;

(d) Mortgaged, pledged, or subjected to lien, or other encumbrances or changes, of its assets, tangible or intangible;

(e) Sold or transferred any of its assets except for inventory sold in the ordinary course of business or canceled debt or claim;

(f) Suffered any damage, destruction, or loss (whether or not covered by insurance) affecting the properties, business, or prospects of HFC, or waived any rights of substantial value;

(g) Entered into any transaction other than in the ordinary course of business.

(6) There are no legal actions, suits, arbitrations, or other legal or administrative proceedings pending against HFC which would affect it, its properties, assets, or business. HFC is not in default with respect to any judgment, order or decree of any government agency or instrumentality.

(7) HFC has good and marketable title to all of its properties and assets, including without limitation those reflected in the Balance Sheet and those used or located on property controlled by HFC in its business on the date of the
Balance Sheet and acquired thereafter (except assets sold in the ordinary course of business), subject to no mortgage, pledge, lien, charge, security interest, encumbrance, or restriction except those which (a) are disclosed on the Balance
Sheet as securing specified liabilities; (b) are disclosed in the Schedule of
Assets retorted to in Subparagraph 3.01 (8) hereof; or (c) do not materially adversely affect the use thereof. The building and equipment of HFC are in good condition and repair, reassemble wear and tear excepted. HFC has not been, to the knowledge of any officer of HFC, threatened with any action or proceeding under any building or zoning ordinance, regulation or law.

(8) Prior to Closing Date, HFC will have delivered to HFCI a separate Schedule of Assets, specifically referring to this paragraph, containing:

(a) A true and complete aged list of accounts receivable (if any) as of a date no earlier than the Closing Date.

(b) A true and complete list of all capitalized machinery, tools, equipment, and rolling stock owned by HFC, setting forth all liens, claims, encumbrances, charges, restrictions, covenants, and conditions.

(c) A complete schedule of all fire and other casualty and liability policies of
HFC in effect at the time of delivery of said schedule.

(9) HFC is not a party to, or otherwise bound by, any written or oral:

(a) Contract or agreement not made in the ordinary course of business;

(b) Lease with respect to any property, real or personal, whether as lessor or lessee, except as reflected in the Balance Sheet,

(c) Contract or other commitment continuing for a period of more than thirty days and which is not terminable without cost or other liability to HFC or its successor except as shown on the Balance Sheet.

HFC has in all respects performed all obligations required to be performed by it to date and is not in material default under any of the contracts, agreements, leases, documents, or other arrangement to which it is a party or by which it is otherwise bound.

(10) The books of account, minute books, stock certificate books, and stock transfer ledgers of HFC are complete at Closing and also correct, and there have been no transactions involving the business of HFC which properly should have been set forth in said respective books, other then those set forth therein.

(11) Since the Balance Sheet there has not been any material adverse change in, or event or condition materially and adversely affecting the condition
(financial or otherwise) of the properties, assets or liabilities of HFC,

3.02 HFCI represents and warrants to HFC and its stockholders as follows:

(1) HFCI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada.

(2) HFCI's authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $.01. At the close of this Agreement no more than 4,000,000 shares of common stock shall be validly issued and outstanding which have been issued. This figure does not reflect the shares beneficially issued to the shareholders of HFC under Rule 3(e)(9) of the
Securities Act of 1933 but does reflect the reverse stock dividend to be announced by the Board of Directors of the corporation.

(3) The execution, delivery, and performance of this Agreement has been duly authorized by all requisite corporate action. This Agreement constitutes a valid and binding obligation of HFCI in accordance with its terms. No provision of the
Articles of Incorporation and any amendments thereto, by-laws and any amendments thereto, or of any contract to which HFCI is a party or otherwise bound, which prevents HFCI from delivering good title to its shares of such capital stock in the manner contemplated hereunder.

(4) HFCI has furnished HFC and its shareholders with a statement of management, and previous management, that there are no current assets and no liabilities, and that the corporation, and its predecessor have had no activities in which it could have incurred any liabilities since November 30, 1999.

(5) All of the 13,000,000 common shares to be issued to HFC shareholders will, when so issued, be validly issued and outstanding, fully paid and nonassessable.

(6) Since the financial condition statement, there has not been any material or adverse change in, or event or condition materially and adversely affecting the condition of HFCI.

                                   ARTICLE IV

4.01. HFC covenants that all statements made herein and hereto are true and correct and may be relied upon by HFCI.

4.02. HFC covenants and warrants that all books, records and financial statements employed or used in connection with this Agreement are true and correct and that the right to examine same has been extended to HFCI and its representatives.

4.03. Federal Securities Act--Unregistered Stock:

(1) Each HFC stockholder acknowledges that the shares of HFCI common stock to be delivered to him pursuant to this Agreement have not and are not registered under the 1933 Act, as amended, and that accordingly such stock is not fully transferable except as permitted under various exemptions contained in the 1933
Act, and the rules of the Securities and Exchange Commission interpreting said
Act, The provisions contained in this paragraph are intended to ensure compliance with the 1933 Act, as amended.

(2) Each HFC stockholder agrees that the certificates evidencing the shares he will receive shall contain substantially the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT
AND MAY NOT BE SOLD OR TRANSFERRED UNLESS THE SAME ARE REGISTERED UNDER THE
SECURITY ACT OF 1933, OR THE COMPANY RECEIVES AN OPINION FROM COUNSEL.
SATISFACTORY TO IT THAT SUCH REGISTRATION IS NOT REQUIRED FOR SALE OR TRANSFER
OR THAT THE SHARES HAVE BEEN LEGALLY SOLD IN BROKER TRANSACTIONS PURSUANT TO
RULE 144 OF THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION
PROMULGATED UNDER SECURITY ACT OF 1933."

                                    ARTICLE V

5.01. Conditions Precedent:

(1)  The aggregate number of shares of the corporation's capital stock tendered by the HFC stockholders at the closing shall constitute 100 percent of all of the issued and outstanding Capital Stock of HFC.

                                   ARTICLE VI

6.01. Paragraph and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.02. This Agreement shall be construed under and in accordance with the laws of the State of Nevada.

6.03. This Agreement shall be binding on and inure to the benefit of and be enforceable by the HFC shareholders and HFCI, their respective heirs, executors, administrators, legal representatives, successors, and assigns except as otherwise expressly provided herein.

6.04. Should there be any litigation arising from this transaction, the prevailing party shall be entitled to recover reasonable attorney's fees from the other party, which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose. These fees shall be in addition to any other relief which may be awarded.

IN WITNESS WHEREOF, the parties hereto have executed this Plan and Agreement of
Reorganization on the date first set forth.

                                          Home Financing Centers, Inc., a Nevada
                                          Corporation

                                             by:
                                                --------------------------------
                                                Matthew Markin, President

                                             by:
                                                --------------------------------
                                                Matthew Markin, Secretary

                                             Home Financing Centers, Inc., a
                                             Massachusetts Corporation

                                             by: /s/ Gary Kovner
                                                --------------------------------
                                                Gary Kovner, President

                                             by: /s/ Gary Kovner
                                                --------------------------------
                                                Gary Kovner, Secretary

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EX. 2
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STOCK EXCHANGE AGREEMENT

          Agreement dated as of April 26, 2000 between Mr. Edward DeFeudis
("EDDF") on the one hand, and MAS Capital Inc. ("MASC").

1. THE EXCHANGE.

1.1 Exchange Subject to the Terms and Conditions of this Agreement. At the
Closing to be held as provided in Section 2, MASC shall deliver the MAS X Shares
(defined below), free and clear of all Encumbrances other than restrictions imposed by Federal and State securities laws. EDDF shall deliver HFCI Shares
(defined below) to MASC, free and clear of all Encumbrances without any restrictions.

1.2 Exchange Ratio. EDDF will deliver 315,000 shares of common stock of Home
Financing Centers, Inc. ("HFCI")("HFCI Shares") to MASC for 8,250,000 shares of
MAS Acquisition X Corp. ("MAS X"), representing approximately 96.8% of the issued and outstanding common shares of MAS X (the "MAS X Shares").

1.3 Third Party, EDDF has entered into a separate agreement with HFCI in which
HFCI shall acquire 8,250,000 MAS X Shares from EDDF.

2. THE CLOSING.

2.1 Place and Time. The closing of the sale the MAS X Shares (the "Closing")
shall take place at the office of MAS Acquisition X Corp., on later than the close of business (Central time) on or before May 15, 2000 or at such other place, date and time as the parties may agree in writing.

2.2 Deliveries by MASC. At the Closing, the MASC shall deliver the following to
HFCI for the benefit of EDDF:

1. Certificates representing the MAS X Shares, duly endorsed for transfer to
HFCI and accompanied by appropriate guaranteed stock powers; MASC shall deliver to HFCI at the Closing, a certificate representing the MAS X Shares registered in the name of HFCI (without any legend or other reference to any Encumbrance other than appropriate federal securities law limitations).

2. All other documents, instruments and writings required by this Agreement to be delivered by MASC at the Closing and any other documents or records relating to MAS X's business reasonably requested by EDDF in connection with this
Agreement.

2.3 Deliveries by EDDF. At the Closing, EDDF shall deliver the following to
MASC:

1. Certificates representing the HFCI Shares, duly endorsed for transfer to MASC and accompanied by appropriate guaranteed stock powers; EDDF shall deliver to
MASC at the Closing, a certificate representing the HFCI Shares registered in the name of MASC (without any legend or other reference to any Encumbrance).

2.       All other documents, instruments and writings required by this
Agreement to be delivered by EDDF at the Closing.

3. CONDITIONS TO EDDF'S OBLIGATIONS.

         The obligations of EDDF to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by EDDF:

3.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits HFCI's acquisition of the MAS X Shares or that will require any divestiture as a result of HFCI's acquisition of the MAS X Shares or that will require all or any part of the business of HFCI to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on HFCI or MAS X if this Agreement is consummated shall be pending.

3.2 Representations, Warranties and Agreement. (a) The representations and warranties of MASC set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and (b)
MASC shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

3.3 Regulatory Approvals. All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of
HFCI's acquisition of the MAS X Shares shall have been obtained and shall be in full force and effect.

3.4 Resignations of Director. Effective on the Closing Date, all of officers and directors shall have resigned as an officer, director and employee of MAS X.

4. CONDITIONS TO MASC'S OBLIGATIONS.

         The obligations of MASC to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by MASC:

4.1 No Injunction. There shall not be in effect any injunction, order or decree of a court of competent jurisdiction that prevents the consummation of the transactions contemplated by this Agreement, that prohibits HFCI's acquisition of the MAS X Shares or that will require any divestiture as a result of EDDF's acquisition of the MAS X Shares or that will require all or any part of the business of HFCI or MAS X to be held separate and no litigation or proceedings seeking the issuance of such an injunction, order or decree or seeking to impose substantial penalties on HFCI or MAS X if this Agreement is consummated shall be pending.

4.2 Representations, Warranties and Agreements. (a) The representations and warranties of EDDF set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and (b)
EDDF shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

4.3 Regulatory Approvals. All licenses, authorizations, consents, orders and regulatory approvals of Governmental Bodies necessary for the consummation of
HFCI's acquisition of the MAS X Shares shall have been obtained and shall be in full force and effect.

5. REPRESENTATIONS AND WARRANTIES OF MASC.

         MASC represents and warrants to EDDF that, to the knowledge of MASC, and except as set forth in an MAS X Disclosure Letter:

5.1 Authorization. MASC is a corporation duly organized, validly existing and in good standing under the laws of the state of Indiana. This Agreement constitutes a valid and binding obligation of MASC, enforceable against it in accordance with its terms.

5.2 Capitalization. The authorized capital stock of MAS X consists of 80,000,000 authorized shares of stock, par value $.001, and 20,000,000 preferred shares, par value $.001, of which 8,519,800 common shares are presently issued and outstanding. No shares have been registered under state or federal securities laws. As of the closing Date there will not be any outstanding warrants, options or other agreements on the part of MAS X obligating MAS X to issue any additional shares of common or preferred stock or any of its securities of any kind.

5.3 Ownership of MAS X Shares. The delivery of certificates to HFCI provided in
Section 2.2 will result in HFCI's immediate acquisition of record and beneficial ownership of the MAS X Shares, free and clear of all Encumbrances subject to applicable State and Federal securities laws.

5.4 Consents and Approvals of Governmental Authorities. Except with respect to applicable State and Federal securities laws, no consent, approval or authorization of, or declaration, filing or registration with, any Government
Body is required to be made or obtained by MAS X or HFCI or any of its
Subsidiaries in connection with the execution, delivery and performance of this
Agreement by MAS X or the consummation of the sale of the MAS X Shares to HFCI.

5.5 Financial Statements. MAS X has delivered to EDDF the balance sheet of MAS X as at March 31, 1999 and December 31, 1999, and statements of income and changes in financial position for the fiscal years then ended and the period from inception to the period then ended, together with the report thereon of MAS X's independent accountant (the "MAS X Financial Statements"). The MAS X Financial
Statements are accurate and complete in accordance with generally accepted accounting principles. The independent accountants for MAS X will furnish any and all work papers required by HFCI and will sign any and all consent required to be signed to include the financial statements of HFCI in any subsequent filing by HFCI.

5.6 Litigation. There is no action, suit, inquiry, proceeding or investigation by or before any court or Governmental Body pending or threatened in writing against or involving MAS X which is likely to have a material adverse effect on the business or financial condition of MAS X.

5.7 Absence of Certain Changes. Since the date of the MAS X Financial
Statements, MAS X has not:

1. suffered the damage or destruction of any of its properties or assets
(whether or not covered by insurance) which is materially adverse to the business or financial condition of MAS X or made any disposition of any of its material properties or assets other than in the ordinary course of business;

2. made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

3. issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

4. organized any new Subsidiary or acquired any Equity Securities of any Person or any equity or ownership interest in any business;

5. borrowed any funds or incurred, or assumed or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability with respect to any such indebtedness for borrowed money;

6. paid, discharged or satisfied any material claim, liability or obligation
(absolute, accrued, contingent or otherwise), other than in the ordinary course of business;

7. prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

8. canceled any material debts or waived any material claims or rights, except in the ordinary course of business;

9. disposed of or permitted to lapse any rights to the use of any material patent or registered trademark or copyright or other intellectual property owned or used by it;

10. granted any general increase in the compensation of officers or employees
(including any such increase pursuant to any employee benefit plan);

11. purchased or entered into any contract or commitment to purchase any material quantity of raw materials or supplies, or sold or entered into any contract or commitment to sell any material quantity of property or assets, except (i) normal contracts or commitments for the purchase of, and normal purchases of, raw materials or supplies, made in the ordinary course business,
(ii) normal contracts or commitments for the sale of, and normal sales of, inventory in the ordinary course of business, and (iii) other contracts, commitments, purchases or sales in the ordinary course of business;

12. made any capital expenditures or additions to property, plant or equipment or acquired any other property or assets (other than raw materials and supplies)
at a cost in excess of $100,000 in the aggregate;

13. written off or been required to write off any notes or accounts receivable in an aggregate amount in excess of $2,000;

14. written down or been required to write down any inventory in an aggregate amount in excess of $2,000;

15. entered into any collective bargaining or union contract or agreement; or

16. other than the ordinary course of business, incurred any liability required by generally accepted accounting principles to be reflected on a balance sheet and material to the business or financial condition of MAS X.

5.8 No Material Adverse Change. Since the date of the MAS X Financial
Statements, there has not been any material adverse change in the business or financial condition of MAS X.

5.9 Brokers or Finders. MASC has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the sale of the MAS X Shares to EDDF.

6. REPRESENTATIONS AND WARRANTIES OF EDDF.

         EDDF represents and warrants to MASC that, to the Knowledge of EDDF
(which limitation shall not apply to Section 6.3), Such representations and warranties shall survive the Closing for a period of two years.

6.1 Organization of HFCI; Authorization. HFCI is a corporation duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver the Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of
EDDF and this Agreement constitutes a valid and binding obligation of EDDF;
enforceable against it in accordance with its terms.

6.2 Capitalization. The authorized capital stock of HFCI consists of 50,000,000 authorized shares of common stock of which 17,030,000 shares are presently issued and outstanding.

6.3 Ownership of HFCI shares. The delivery of certificates to MASC provided in
Section 2.2 will result MASC's immediate acquisition of record and beneficial ownership of the HFCI Shares, free and clear of all Encumbrances.

6.2 No Conflict as to HFCI and Subsidiaries. Neither the execution and delivery of this Agreement will (a) violate any provision of the certificate of incorporation or by-laws (or other governing instrument) of HFCI or any of its subsidiaries or (b) violate, or be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or excuse performance by any Person of any of its obligations under, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance upon any property or assets of HFCI or any of its Subsidiaries under, any material agreement or commitment to which HFCI or any of its Subsidiaries is a party or by which any of their respective property or assets is bound, or to which any of the property or assets of HFCI or any of its Subsidiaries is subject, or (c)
violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to HFCI or any of its
Subsidiaries except, in the case of violations, conflicts, defaults, terminations, accelerations or Encumbrances described in clause (b) of this
Section 6.4, for such matters which are not likely to have a material adverse effect on the business or financial condition of HFCI and its Subsidiaries, taken as a whole.

6.4 Consents and Approvals of Governmental Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental
Body is required to be made or obtained by HFCI or any of either of their
Subsidiaries in connection with the execution, delivery and performance of this
Agreement by HFCI.

6.5 Other Consents. No consent of any Person is required to be obtained by MAS X or HFCI to the execution, delivery and performance of this Agreement including, but not limited to, consents from parties to leases or other agreements or commitments, except for any consent which the failure to obtain would not be likely to have a material adverse effect on the business and financial condition of MAS X or HFCI.

6.6 Financial Statements. After closing, EDDF ackwledge and agrees that within
15 days from the effective date of this agreement, EDDF shall have caused HFCI to file on Form 8-K which includes two years of audited and unaudited consolidated financial statements of HFCI. Such HFCI Financial Statements and notes shall fairly present the financial condition and results of operations of
HFCI and its Subsidiaries as at the respective dates thereof and for the periods therein referred to, all in accordance with generally accepted United States accounting principles consistently applied throughout the periods involved, except as set forth in the notes thereto, and shall be utilizable in any SEC filing in compliance with Rule 310 of Regulation S-B promulgated under the
Securities Act.

6.7 Brokers or Finders. EDDF has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the purchase of the MAS X Shares.

7. CONDUCT OF MAS X'S BUSINESS PRIOR TO THE CLOSING. MASC shall use its best efforts to ensure the following:

7.1 Operation in Ordinary Course. Between the date of this Agreement and the
Closing Date, MAS X shall cause conduct its business in all material respects in the ordinary course.

7.2 Business Organization. Between the date of this Agreement and the Closing
Date, MAS X shall (a) preserve substantially intact the business organization of
MAS X; and (b) preserve in all material respects the present business relationships and good will of MAS X.

7.3 Corporate Organization. Between the date of this Agreement and the Closing
Date, MAS X shall not cause or permit any amendment of its certificate of incorporation or by-laws (or other governing instrument) and shall not:

1. issue, sell or otherwise dispose of any of its Equity Securities, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;

2. create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity
Securities;

3. reclassify, split up or otherwise change any of its Equity Securities; be party to any merger, consolidation or other business combination;

4. sell, lease, license or otherwise dispose of any of its properties or assets
(including, but not limited to rights with respect to patents and registered trademarks and copyrights or other proprietary rights), in an amount which is material to the business or financial condition of MAS X except in the ordinary course of business; or

5. organize any new Subsidiary or acquire any Equity Securities of any Person or any equity or ownership interest in any business.

7.4 Other Restrictions. Between the date of this Agreement and the Closing Date,
MAS X shall not:

1. borrow any funds or otherwise become subject to, whether directly or by way of guarantee or otherwise, any indebtedness for borrowed money;

2. create any material Encumbrance on any of its material properties or assets;

3. increase in any manner the compensation of any director or officer or increase in any manner the compensation of any class of employees;

4. create or material modify any material bonus, deferred compensation, pension, profit sharing, retirement, insurance, stock purchase, stock option, or other fringe benefit plan, arrangement or practice or any other employee benefit plan
(as defined in section 3(3) of ERISA);

5. make any capital expenditure or acquire any property or assets;

6. enter into any agreement that materially restricts EDDF, MAS X or any of their Subsidiaries from carrying on business;

7. pay, discharge or satisfy any material claim, liability or obligation, absolute, accrued, contingent or otherwise, other than the payment, discharge or satisfaction in the ordinary course of business liabilities or obligations reflected in the MAS X Financial Statements or incurred in the ordinary course of business and consistent with past practice since the date of the MAS X
Financial Statements; or

8. cancel any material debts or waive any material claims or rights.

8. DEFINITIONS.

         As used in this Agreement, the following terms have the meanings specified or referred to in this Section 9.

8.1 "Business Day" = Any day that is not a Saturday or Sunday or a day on which banks located in the City of New York are authorized or required to be closed.

8.2 "Code" = The Internal Revenue Code of 1986, as amended.

8.3 "Encumbrances" = Any security interest, mortgage, lien, charge, adverse claim or restriction of any kind, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, other than a restriction on transfer arising under
Federal or state securities laws.

8.4 "Equity Securities" = See Rule 3aB11B1 under the Securities Exchange Act of
1934.

8.5 "ERISA" = The Employee Retirement Income Security Act of 1974, as amended.

8.6 "Governmental Body" = Any domestic or foreign national, state or municipal or other local government or multi-national body (including, but not limited to, the European Economic Community), any subdivision, agency, commission or authority thereof.

8.7 "Knowledge" = Actual knowledge, after reasonable investigation.

8.8 "Person" = Any individual, corporation, partnership, joint venture, trust, association, unincorporated organization, other entity, or Governmental Body.

8.9 "Subsidiary" = With respect to any Person, any corporation of which securities having the power to elect a majority of that corporation's Board of
Directors (other than securities having that power only upon the happening of a contingency that has not occurred) are held by such Person or one or more of its
Subsidiaries.

9. TERMINATION

9.1 Termination. This Agreement may be terminated before the Closing occurs only as follows:

1. By MASC at any time on or before May 5, 2000, if 315,000 HFCI Shares is not received by MASC at MASC's brokerage account.

2. By EDDF, by notice to MASC at any time, if one or more of the conditions specified in Section 3 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1) would otherwise occur or if satisfaction of such a condition is or becomes impossible.

3. By MASC, by notice to EDDF at any time, if one or more of the conditions specified in Section 4 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1), would otherwise occur of if satisfaction of such a condition is or becomes impossible.

9.2 Effect of Termination. If this Agreement is terminated pursuant to Section
9.1, this Agreement shall terminate without any liability or further obligation of any party to another.

10. NOTICES. All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given, when (a) delivered by hand, (b) sent by telex or facsimile (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and facsimile numbers set forth below (or to such other addresses, telex numbers and facsimile numbers as a party may designate as to itself by notice to the other parties).

         (a)      If to EDDF:
                  c/o Mr. Edward DeFeudis
                  Home Financing Centers, Inc.
                  112-114 Burrill Street
                  Swampscott, MA 01907
                  Phone: (781) 596-1992
                  Facsimile No.: (781) 598-5981

         (b)      If to MASC:
                  1710 E. Division St.
                  Evansville, IN 47711
                  Facsimile No.: (812) 479-7266
                  Attention: Aaron Tsai, President

11. MISCELLANEOUS.

11.1 Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its bligations hereunder.

11.2 Captions. The captions in this Agreement are for the convenience of reference only and shall not be given any effect in the interpretation of this agreement.

11.3 No Waiver. The failure of a party to insist upon strict adherence to any term of his Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

11.4 Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter with respect thereto and cannot be changed or terminated orally.

11.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

11.6 Governing Law, Venue. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Indiana, without regard to the conflicts of law principles thereof. Venue for any cause of action brought to enforce any part of this Agreement shall be in Indiana.

11.7 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other, provided that, after the Closing, no consent of MAS X or the MASC shall be needed in connection with any merger or consolidation of MAS X with or into
HFCI.

         IN WITNESS WHEREOF, the corporate parties hereto have caused this
Agreement to be executed by themselves or by their respective officers, hereunto duly authorized, and entered into as of the date first above written.

/s/ Mr. Edward DeFeudis
------------------
By: Edward DeFeudis, Personally

MAS CAPITAL, INC.

/s/ Aaron Tsai
------------------
By: Aaron Tsai, President